Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

No. 2007 – MTNDD162

(Related to the ELKS Product Supplement Dated March 22, 2007, Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

ELKS®

             Equity LinKed Securities

% Per Annum

ELKS Based Upon the

Common Stock of Dell Inc.

Due 2008

$10.00 per ELKS

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 20, 2007

2	ELKS

ELKS®

Based Upon the Common Stock of

Dell Inc.

Equity LinKed Securities Due 2008

This offering summary represents a summary of the terms and conditions of the ELKS. It is important for you to consider the information contained in this offering summary, the ELKS product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the ELKS. The description of the ELKS below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the ELKS set forth in the ELKS product supplement. Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below have the meanings given them in the ELKS product supplement.

Overview of the ELKS®

General

Equity LinKed Securities, or ELKS® , are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Dell Inc. have a maturity of approximately six months and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

O

Fixed Coupon. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of the Underlying Equity and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a coupon on the Maturity Date equal to approximately 10.00% to 11.00% per annum (approximately 5.00% to 5.50% per six months on a simple interest basis) (to be determined on the Pricing Date) (or $             per ELKS for the term of the ELKS).

O

No Principal Protection. While the ELKS provide limited protection against the decline in the price of the Underlying Equity, ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you elect, the cash value of those shares based on the closing price of the Underlying Equity on the third trading day before maturity), if the price of the Underlying Equity is less than or equal to the Downside Threshold Price (to be determined on the Pricing Date) at any time from the Pricing Date up to and including the third trading day before maturity (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive shares of the Underlying Equity at maturity (or, if you elect, the cash value of those shares) and the price of the Underlying Equity at maturity (or on the third trading day before maturity if you elect to receive the cash value of those shares) is less than the Initial Equity Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

O	No Participation in the Growth Potential of the Underlying Equity. In return for receiving the fixed coupon and limited protection against a decline in the price of the

ELKS	3

Underlying Equity, you give up participation in any increase in the price of the Underlying Equity during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on the Underlying Equity.

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Types of Investors

The ELKS may be an attractive investment for investors seeking relatively high current income who are also willing to accept risk to the principal invested, including:

O	Income-oriented equity investors

O	Investors with moderate return expectations for the Underlying Equity who also seek limited protection against loss

O	Current or prospective holders of the Underlying Equity

O	Investors in convertible securities who are willing to risk principal

4	ELKS

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity Linked Securities (ELKS®) Based Upon the Common Stock of Dell Inc.
Underlying Equity:	Common Stock of Dell Inc. (“DELL”)
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa1/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	October , 2007
Issue Date:	Three Business Days after the Pricing Date
Valuation Date:	Three Business Days before the Maturity Date
Maturity Date:	Approximately six months after the Issue Date
Issue Price:	$10 per ELKS
Coupon:	Approximately 10.00% to 11.00% per annum (approximately 5.00% to 5.50% per six months on a simple interest basis) (to be determined on the Pricing Date), paid on the Maturity Date and computed on the basis of a 360-day year of twelve 30-day months
Coupon Payment Date:

                    , 2008

Any coupon payment on an ELKS required to be made on a date, including the stated Maturity Date, that is not a Business Day for the ELKS need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment. The coupon payment will be payable to the persons in whose name the ELKS are registered at the close of business on the third Business Day preceding the Coupon Payment Date.

Composition of Coupon Payment:	The total coupon of $ (to be determined on the Pricing Date), will be composed of interest in the amount of $ and an option premium in the amount of $ .
Amount Received at Maturity:

For each $10 ELKS:

(1) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Underlying Equity on the third trading day before maturity), if the trading price of the Underlying Equity any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by approximately 22.50% (to be determined on the Pricing Date) or more, or

(2) $10 in cash

Cash Election Right:

You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the shares of the Underlying Equity you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 Business Days before the Maturity Date and no later than 5 Business Days before the Maturity Date.

You should refer to the section “Description of the ELKS – Determination of the Amount to be Received at Maturity” in the ELKS product supplement for more information about the Cash Election Right.

Equity Ratio:	A number of shares of the Underlying Equity per ELKS equal to $10 divided by the Initial Equity Price (actual ratio to be determined on the Pricing Date)
Initial Equity Price:	$ , the closing price of the Underlying Equity on the Pricing Date
Downside Threshold Price:	$ , approximately 77.50% (to be determined on the Pricing Date) of the Initial Equity Price
Listing:	The ELKS will not be listed on any exchange.
CUSIP Number:
Calculation Agent:	Citigroup Global Markets Inc.

Commissions and Issue Price:		Per ELKS	Total
	Public Offering Price:	$10.00	$
	Agent’s Discount:	$0.125	$
	Proceeds to Citigroup Funding Inc.:	$9.875	$

ELKS	5

Benefits of the ELKS

O

Current Income.    The ELKS pay a coupon on the Maturity Date with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Equity and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

O

Protection Against Loss in Limited Circumstances.    At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Equity has declined from the Initial Equity Price, as long as the price does not decline to less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity is less than or equal to the Downside Threshold Price, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the ELKS” section of the ELKS product supplement and “Risk Factors” in the related prospectus supplement for a full description of risks.

O

Potential for Loss.    The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Equity during the term of the ELKS up to and including the Valuation Date. If, at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price, and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is less than the Initial Equity Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

O

Appreciation May Be Limited.    You will not participate in any appreciation in the price of the Underlying Equity, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Equity at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price and (ii) the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is greater than the Initial Equity Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Equity, or on a direct investment in the Underlying Equity, if the price of the Underlying Equity at maturity (or on the Valuation Date, as applicable) is significantly greater than the Initial Equity Price but you do not receive shares of the Underlying Equity (or the cash value of those shares) at maturity.

O

Potential for a Lower Comparative Yield.    If the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the

6	ELKS

Share Ratio) is less than approximately $         (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

O

Dell Inc.’s Failure to Timely File Certain Periodic Reports and Dell Inc.’s Anticipated Restatement of Financial Statements for Certain Periods May Have a Negative Effect on the Price of the Underlying Equity.    According to publicly available documents, due to accounting errors and irregularities identified in an independent investigation by Dell Inc.’s Audit Committee, Dell Inc. (“Dell”) has failed to timely file the following periodic reports with the SEC: its Quarterly Reports on Form 10-Q for the three-month periods ended August 3, 2007, May 4, 2007, November 3, 2006 and August 4, 2006, as well as its Annual Report on Form 10-K for its fiscal year ended February 2, 2007. Dell announced that as of August 16, 2007, its Audit Committee has completed its independent investigation and has determined to restate the company’s financial statements relating to fiscal 2003, 2004, 2005 and 2006 (including the interim periods within those years) and the first quarter of fiscal 2007. Dell’s previously issued financial statements for those periods should no longer be relied upon.

As a result, financial information relating to the restatement periods or to any period for which a periodic report has not been filed with the SEC is limited and any restatement of the company’s financial statements may have a negative effect on the price of the Underlying Equity.

O

Relationship to the Underlying Equity.    You will have no rights against the issuer of the Underlying Equity even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Equity. The issuer of the Underlying Equity is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Equity unless and until you receive shares of the Underlying Equity at maturity.

O

Exchange Listing and Secondary Market.    The ELKS will not be listed on any exchange. There is currently no secondary market for the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

O

Resale Value of the ELKS May be Lower Than Your Initial Investment.    Due to, among other things, changes in the price of and dividend yield on the Underlying Equity, interest rates, the earnings performance of the issuer of the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment if you sell your ELKS prior to maturity.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

ELKS	7

O

Affiliate Research Reports and Commentary.    Citigroup Investment Research or other affiliates of Citigroup Funding may publish research reports or otherwise express opinions or provide recommendations from time to time regarding Dell common stock or other matters that may influence the price of Dell common stock and, therefore, the value of the ELKS. Any research, opinion or recommendation expressed by Citigroup Investment Research or other Citigroup Funding affiliates may not be consistent with purchasing, holding or selling the ELKS.

O	Citigroup Inc. Credit Risk. The ELKS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

Description of Dell Inc.

General

According to publicly available documents, Dell Inc. is a leading global diversified technology provider. Through their direct business model, they design, develop, manufacture, market, sell, and support a broad range of information technology systems and services that are uniquely designed to satisfy specific customer requirements. Accordingly, Dell files reports and other information with the SEC. However, due to accounting errors and irregularities identified in an independent investigation by Dell’s Audit Committee, Dell has failed to timely file periodic reports since the filing of its Quarterly Report on Form 10-Q for the three-month period ended May 5, 2006. In addition, in its Current Report on Form 8-K dated August 16, 2007, Dell announced its intention to restate certain prior financial statements of the company and therefore, certain financial information issued prior to August 16, 2007 should not be relied upon. See “Key Risk Factors—Dell’s Failure to Timely File Certain Periodic Reports and Dell’s Anticipated Restatement of Financial Statements for Certain Periods May Have a Negative Effect on the Price of the Underlying Equity” above. Dell’s registration statements, reports and other information are available to the public from the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

Neither Citigroup Funding nor Citigroup has participated in the preparation of Dell’s publicly available documents and neither has made any due diligence investigation or inquiry of Dell in connection with the offering of the ELKS. We make no representation that the publicly available information about Dell is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Dell is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

8	ELKS

Historical Data on the Common Stock of Dell Inc.

The common stock of Dell is listed on the NASDAQ under the symbol “DELL.” The following table sets forth, for each of the quarterly periods indicated, the high and the low sales prices (whether intra-day or at the close of trading on any day) for Dell common stock, as reported on the NASDAQ, as well as the cash dividends paid per share of Dell common stock.

Holders of ELKS will not be entitled to any rights with respect to Dell common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of Dell common stock at maturity, if applicable.

	High	Low	Dividend
2002
Quarter
First	30.5200	23.5300	0.0000
Second	28.5500	22.2700	0.0000
Third	28.7100	21.9000	0.0000
Fourth	31.0600	23.0500	0.0000
2003
Quarter
First	29.2500	22.5900	0.0000
Second	33.0000	27.1500	0.0000
Third	35.0400	30.7000	0.0000
Fourth	37.1800	32.3000	0.0000
2004
Quarter
First	36.1600	31.1400	0.0000
Second	36.7500	33.5400	0.0000
Third	36.4900	32.7100	0.0000
Fourth	42.5700	33.9100	0.0000
2005
Quarter
First	42.3000	37.8500	0.0000
Second	41.2200	34.4000	0.0000
Third	41.9900	33.2400	0.0000
Fourth	34.2600	28.6200	0.0000
2006
Quarter
First	32.2400	28.6100	0.0000
Second	30.2500	23.5300	0.0000
Third	24.6800	18.9500	0.0000
Fourth	27.8900	22.4800	0.0000
2007
Quarter
First	27.4700	21.6100	0.0000
Second	28.8600	22.8600	0.0000
Third (through September 19)	29.6100	24.9600	0.0000

The closing price of Dell common stock on September 19, 2007 was $27.77.

According to Dell’s Form 10-Q for the three-month period ended May 5, 2006, at June 2, 2006, there were 2,271,614,111 shares of common stock outstanding.

ELKS	9

Graph of Historical Trading Price Information

The following graph sets forth the daily closing price of Dell common stock, as reported on the NASDAQ from January 2, 2002 to September 19, 2007. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of Dell common stock are not indicative of future Dell common stock closing prices. This graph does not reflect intra-day pricing.

Hypothetical Amounts Payable at Maturity

The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

O	Issue Price: $10.00 per ELKS

O	Coupon: 5.25% for the six-month term of the ELKS (10.50% per annum), payable at maturity ($0.525 per ELKS total)

O	Initial Equity Price: $26.25 per share of Dell common stock

O	Annualized current regular dividend yield of Dell common stock: 0.00%

O	Equity Ratio: 0.38095 shares of Dell common stock per ELKS

O	Maturity Date: Six months after the Issue Date

O

At maturity, whether investors receive shares of Dell common stock or their initial investment ($10.00 per ELKS) depends on whether Dell common stock has declined by 22.50% or more to $20.34 or less at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS up to and including the Valuation Date.

10	ELKS

O	When applicable, the holder of the ELKS will not elect to receive the cash value of the shares of Dell common stock equal to the Equity Ratio.

O	The closing price of Dell common stock on the Valuation Date is the same as the closing price on the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Equity Price, the percentage decline from the Initial Equity Price which will determine whether you receive a fixed number of shares of Dell common stock at maturity (or the cash value of those shares at your election) instead of $10 and the change in the price of Dell common stock from the Initial Equity Price at any time during the term of the ELKS up to and including the Valuation Date.

Additionally, if you elect to receive the cash value of the shares of Dell common stock equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Dell common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Dell common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of Dell common stock at maturity equal to the Equity Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the closing price of Dell common stock changes from the Valuation Date to maturity.

Example 1: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $20.48 per share, which is not less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $20.48 per share, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): $10.00 per ELKS

O	Return on Dell common stock (excluding cash dividend payments): -21.98%

O	Return on ELKS (excluding coupon payment): 0.00%

O	Return on Dell common stock (including cash dividend payments): -21.98%

O	Return on ELKS (including coupon payment): 5.25%

Example 2: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $20.48 per share, which is not less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $26.25 per share, which is equal to the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): $10.00 per ELKS

O	Return on Dell common stock (excluding cash dividend payments): 0.00%

O	Return on ELKS (excluding coupon payment): 0.00%

O	Return on Dell common stock (including cash dividend payments): 0.00%

O	Return on ELKS (including coupon payment): 5.25%

Example 3: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $20.48 per share, which is not less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $31.50 per share, which is greater than the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): $10.00 per ELKS

ELKS	11

O	Return on Dell common stock (excluding cash dividend payments): 20.00%

O	Return on ELKS (excluding coupon payment): 0.00%

O	Return on Dell common stock (including cash dividend payments): 20.00%

O	Return on ELKS (including coupon payment): 5.25%

Example 4: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $16.80 per share, which is less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $22.31 per share, which is less than the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): 0.38095 shares of Dell common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $8.50.

O	Return on Dell common stock (excluding cash dividend payments): -15.01%

O	Return on ELKS (excluding coupon payment): -15.01%

O	Return on Dell common stock (including cash dividend payments): -15.01%

O	Return on ELKS (including coupon payment and the cash or market value of Dell common stock): -9.76%

Example 5: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $16.80 per share, which is less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $26.25 per share, which is equal to the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): 0.38095 shares of Dell common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $10.00.

O	Return on Dell common stock (excluding cash dividend payments): 0.00%

O	Return on ELKS (excluding coupon payment): 0.00%

O	Return on Dell common stock (including cash dividend payments): 0.00%

O	Return on ELKS (including coupon payment and the market value of Dell common stock): 5.25%

Example 6: The lowest Trading Price of Dell common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $16.80 per share, which is less than or equal to 77.50% of the Initial Equity Price, and the closing price of Dell common stock at maturity is $28.88 per share, which is greater than the Initial Equity Price.

O	Amount received at maturity (excluding coupon payment): 0.38095 shares of Dell common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $11.00.

O	Return on Dell common stock (excluding cash dividend payments): 10.00%

O	Return on ELKS (excluding coupon payment): 10.00%

O	Return on Dell common stock (including cash dividend payments): 10.00%

O	Return on ELKS (including coupon payment and the market value of Dell common stock): 15.25%

12	ELKS

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Equity Price (per share)	$26.25	$26.25	$26.25	$26.25	$26.25	$26.25
77.50% of Hypothetical Initial Equity Price (per share)	$20.34	$20.34	$20.34	$20.34	$20.34	$20.34
Hypothetical Lowest Trading Price (per share)	$20.48	$20.48	$20.48	$16.80	$16.80	$16.80
Is the Hypothetical Lowest Trading Price less than or equal to 77.50% of the Hypothetical Initial Equity Price?	No	No	No	Yes	Yes	Yes
Will 0.38095 shares (the Hypothetical Equity Ratio) of Dell common stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$20.48	$26.25	$31.50	$22.31	$26.25	$28.88
Maturity Payment in cash or market value of Dell common stock (excluding coupon payment per ELKS)	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of Dell common stock (including coupon payment per ELKS)	$10.53	$10.53	$10.53	$9.03	$10.53	$11.53
Return on Dell common stock (excluding cash dividend payments)	-21.98%	0.00%	20.00%	-15.01%	0.00%	10.00%
Return on ELKS (excluding coupon payment)	0.00%	0.00%	0.00%	-15.01%	0.00%	10.00%
Return on Dell common stock (including cash dividend payments)	-21.98%	0.00%	20.00%	-15.01%	0.00%	10.00%
Return on ELKS (including coupon payment and cash or market value of Dell common stock)	5.25%	5.25%	5.25%	-9.76%	5.25%	15.25%

Certain United States Federal Income Tax Considerations

The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the ELKS by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and should be read in conjunction with, the discussion contained in the ELKS product supplement under “Certain United States Federal Income Tax Considerations.”

ELKS	13

All prospective investors (including tax-exempt investors) should refer to the ELKS product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the ELKS.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract, at maturity you will purchase Dell common stock (or the cash equivalent). In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation. The summary below assumes such treatment, except where otherwise stated.

The coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, it is expected that approximately 47% (to be determined on the Pricing Date) will be characterized as the interest component and approximately 53% (to be determined on the Pricing Date) will be characterized as the option premium component. These components should be taxed as follows:

O	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

O	You will not be required to include any option premium received in income until sale or other taxable disposition of the ELKS or retirement of the ELKS.

If you hold the ELKS until they mature:

O

If you receive cash at maturity, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the ELKS;

O

If you receive Dell common stock upon the retirement of the ELKS, subject to the discussion below, you should not expect to recognize any gain or loss on the receipt of the Dell common stock, and your tax basis in the Dell common stock generally will equal your purchase price for the ELKS less the amount of the entire option premium.

If you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the sum of the cash received at disposition and the option premium previously received, if any (but not including any interest payment), and (y) your purchase price for the ELKS.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to include the entire coupon on the ELKS as ordinary income. In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of

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the retirement of the ELKS described above, and you may be required by the IRS to recognize gain on the receipt of the Dell common stock or to treat cash or stock received at maturity or on sale as ordinary income rather than as gain.

Non-U.S. Holders

In the case of a holder of an ELKS that is not a U.S. person (a “Non-U.S. Holder”), the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

Any capital gain realized upon the maturity, sale or other disposition of the ELKS by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:

1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the ELKS product supplement for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of ELKS (             ELKS), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth under “Preliminary Terms” above

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and some of the ELKS to certain dealers at the public offering price less a concession not to exceed $0.10 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.10 per ELKS on sales to certain other dealers. Sales may also be made through Citicorp Financial Services Corporation and/or other broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Financial Services Corporation and/or other broker-dealers affiliated with Citigroup Global Markets will receive as remuneration a portion of the agent’s discount set forth under “Preliminary Terms” above equal to $0.10 per ELKS for the ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Additional Considerations

In the event you are entitled to receive shares of the Underlying Equity at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify the Underlying Equity issuer’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the ELKS product supplement for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of the Underlying Equity, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of the Underlying Equity (or the cash value of those shares at your election).

In case of default in payment at maturity of the ELKS, the ELKS will bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.